

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 7, 2008

Mr. Joseph B. Young
Chief Financial Officer
JayHawk Energy, Inc.
370 Interlocken Blvd. Suite 400
Broomfield, Colorado 80021

> **Re: JayHawk Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2007**
> **Filed December 21, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 16, 2008**
> **Response Letter dated June 25, 2008**
> **File No. 333-121034**

Dear Mr. Young:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Note 2 – Unproved Property, page 10

1.   We understand from your disclosure under this heading and in the Form 8-K that you filed on April 3, 2008 that you may have acquired producing properties and an operating pipeline with the Girard Project on March 31, 2008. If this is correct, the terms of the acquisition indicate that this would have been a significant transaction for which you would need to have filed financial statements by June 16, 2008. If you do not believe that financial statements are required, please submit details necessary to understand your view; otherwise advise us of your intentions to comply.

Note 3 – Proved Property, page 11

2.   We note your response to prior comment 10, requesting that we not object to your presenting Statements of Revenues and Direct Operating Expenses in lieu of full financial statements for your January 16, 2008 acquisition of producing oil and gas properties, stating that "…it will be difficult to prepare a full set of financial statements for the property due to limited information being available from the prior operator and also due to this property not being independent from other properties owned by the prior operator."

We have consulted with our Division Chief Accountant's Office and will require further information to better understand your situation. Please address the following points.

- Explain how the information from the prior operator is limited.
- Describe your relationship with the prior operator and any ongoing arrangements that you have with the prior operator and owners.
- Indicate the nature and significance of the other properties held by the prior operator or owner, relative to the property interests that you acquired.
- Tell whether financial statements were prepared for the other properties by the prior operator or owner, and if so identify the periods of coverage.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief